

June 18, 2014

Via E-mail
Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re: Inland Real Estate Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-32185**

Dear Mr. Brown:

We have reviewed your response letter filed on May 16, 2014 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 50

1. We note your response to comment 6 and are unable to agree with your position related to the undue prominence that may be attached to a full Non-GAAP income statement or balance sheet. Please confirm that full Non-GAAP financial statement presentation will not be used in future filings.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr
for

Kevin Woody
Branch Chief